

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

July 17, 2009

Timothy W. Simmons
President and CEO
Security Federal Corporation
238 Richland Avenue, West
Aiken, SC 29801

>   **Re: Security Federal Corporation
>   Registration Statement on Form S-1
>   Filed July 13, 2009
>   File No. 333-160553**

Dear Mr. Simmons:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 13, 2009

Cover Page

1.   Please revise the cover page to reflect the proper file number of the registration statement.

2.   It appears that the securities being registered on this Form S-1 are to be offered on a delayed or continuous basis. If this is the case, please so indicate on the cover page.

Where You Can Find More Information, page 1

3.   It appears that you have elected to incorporate information by reference pursuant to General Instruction VII of Form S-1. Please revise this section to fully comply with Item 12 of Form S-1.

Recent Developments, page 3

4.   We note that you incorporate by reference information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. For example, you incorporate in this section, and elsewhere in the prospectus, Exhibit 10.1 to a Form 8-K filed on December 23, 2008. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.

Risk Factors, page 6

5.   Please revise to include a risk factor that discusses the estimated impact on operating income that may result from the payment of interest on the debentures.

Exhibits

Exhibit 5.0

6.   Please have counsel revise the legal opinion to delete the assumptions in the first paragraph on page 2 that the securities "will be issued and sold in compliance with applicable federal and state securities laws" and that "the Common Stock issuable upon conversion of the Debt Securities being offered or issued will be duly authorized, created and reserved for issuance upon such conversion."

7.   Please remove from the second full paragraph on page 2 of the opinion the following language: "at such time as … indenture thereto." Please remove from the third full paragraph on page 2 the following language: "at such time as … and the Prospectus."

8.   Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the South Carolina Constitution and reported judicial decisions interpreting these laws. Please also confirm that counsel is admitted to practice law in the state of South Carolina. Alternatively, remove the qualification as to jurisdiction.

9.   The legality opinion has been filed as Exhibit 5.0, not 5.1. Accordingly, please revise the reference to Exhibit 5.1 in the last paragraph of the opinion.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of effectiveness of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

                        Sincerely,

                        Michael R. Clampitt
                        Senior Attorney

cc: John F. Breyer, Jr., Esquire